HEARTLAND FINANCIAL USA, INC.
1398 Central Avenue
Dubuque, Iowa 52001

January 10, 2017

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attention: Mr. Christopher Dunham

Re:	Heartland Financial USA, Inc.
Registration Statement on Form S-4
Filed December 12, 2016
File No. 333-215047

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, the undersigned, on behalf of Heartland Financial USA, Inc. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 4:30 p.m., Eastern Standard Time, on January 11, 2017, or as soon thereafter as practicable.

Thank you for your assistance. If you have any questions, please contact Jay L. Swanson of Dorsey & Whitney LLP, counsel to the Company, by telephone at (612) 340‑2763, or by e-mail at swanson.jay@dorsey.com.

Very truly yours,

HEARTLAND FINANCIAL USA, INC.

By:	/s/ Bryan R. McKeag
Bryan R. McKeag, Executive Vice President
and Chief Financial Officer

cc:	Ms. Era Anagnosti
Legal Branch Chief
Office of Financial Services